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                             October 5, 2023

       David Williams
       Executive Vice President and Chief Financial Officer
       CHEMED CORP
       255 E. Fifth Street, Suite 2600
       Cincinnati, Ohio 45202

                                                        Re: CHEMED CORP
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 27,
2023
                                                            File No. 001-08351

       Dear David Williams:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Unaudited Consolidating Summaries and Reconciliations of Adjusted EBITDA, page 90

   1. We note that you are excluding licensed healthcare retention bonuses from net income to calculate adjusted
EBITDA, adjusted net income and adjusted diluted earnings per share.
                                                        We further note you
have continued to include this adjustment for the six-months ended
                                                        June 30, 2023. Please
tell us your consideration of the guidance in Question 100.01 of the
                                                        Non-GAAP Financial
Measures Compliance & Disclosure Interpretations.
 David Williams
CHEMED CORP
October 5, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 with any questions.



                                                          Sincerely,
FirstName LastNameDavid Williams
                                                          Division of
Corporation Finance
Comapany NameCHEMED CORP
                                                          Office of Industrial
Applications and
October 5, 2023 Page 2                                    Services
FirstName LastName